

Mail Stop 4561

December 19, 2016

Peter D. Aquino
President and Chief Executive Officer
Internap Corporation
One Ravinia Drive, Suite 1300
Atlanta, Georgia 30346

      Re: Internap Corporation
             Registration Statement on Form S-3
             Filed November 23, 2016
             File No. 333-214784

Dear Mr. Aquino:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm you are relying on General Instruction I.B.6 of Form S-3 for this offering. In addition, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Please also explain or remove the reference to Instruction II.D of Form S-3 in footnote (3) to the Calculation of Registration Fee table, given that the referenced Instruction applies to offerings under General Instruction I.B.1 or I.B.2 of Form S-3.

<u>Where You Can Find More Information, page 2</u>

2.   We note that you filed a Form 8-K on December 16, 2016. Please ensure that you specifically incorporate this filing by reference into your registration statement. When amending your Form S-3, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act "after the date of the registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus. Refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3483 with any questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor
                                        Office of Information
                                        Technologies and Services

cc: Thomas A. Monson, Esq.
        Jenner & Block LLP